aMB

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC Mail Processing Section

MAY 31 2016

Washington DC 409

SECURITI

16006243

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER 8-18273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2015 (MM/DD/YY) AND ENDING March 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quest Securities, Inc.

OFFICIAL USE ONLY
6828
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8080 Madison Avenue, #102A
(No. and Street)

Fair Oaks (City) California (State) 95628 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Schoen 916.863.7862
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Rd., #460 (Address) Walnut Creek, (City) California (State) 94598 (Zip Code)

RECEIVED
2016 MAY 31 PM 4:14
SEC / TM

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

aMB

OATH OR AFFIRMATION

I, Robert Schoen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quest Securites, Inc., as of March 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer

Title

CHARLES PATRICK FRACISCO
Commission # 2059205
Notary Public - California
Alameda County
My Comm. Expires Mar 26, 2018

Charles Patrick Fracisco Notary Public

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

QUEST SECURITIES, INC.

FINANCIAL STATEMENTS AND SCHEDULE

MARCH 31, 2016

professional. personalized. service.

TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Quest Securities, Inc.
Fair Oaks, California

We have audited the accompanying statement of financial condition of Quest Securities, Inc. as of March 31, 2016, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Quest Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quest Securities, Inc. as of March 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of March 31, 2016 and reconciliation to Focus Report (Schedule I) as filed has been subjected to audit procedures performed in conjunction with the audit of Quest Securities Inc.'s financial statements. The supplemental information is the responsibility of Quest Securities Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
May 23, 2016

QUEST SECURITIES, INC.
Statement of Financial Condition
March 31, 2016

ASSETS

Cash and equivalents	$	135,787
Deposits with clearing broker		12,360
Total cash and equivalents		148,147
Commissions receivable		80,913
Refundable Income Tax		4,942
Deferred tax asset, net of valuation allowance of $36,000		-
Furniture and equipment, net of accumulated depreciation of $66,228		-
Total assets	$	234,002

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	1,958
Commissions payable		72,264
Income taxes payable		-
Total liabilities		74,222
Stockholder's equity:		
Common stock, no par value, authorized 25,000 shares; 333 shares issued and outstanding		333
Paid-in capital		4,667
Retained earnings		154,780
Total stockholder's equity		159,780
Total liabilities and stockholder's equity	$	234,002

The accompanying notes are an integral part of these financial statements.

QUEST SECURITIES, INC.
Statement of Operations
For the Year Ended
March 31, 2016

Revenue	
Fees and commissions earned	$ 2,085,764
Investment income (loss)	1,043
Other income	18,017
Total revenues	2,104,824
Commission and brokerage expense	(1,826,560)
Gross profit	278,264
Expenses	
Salaries	139,156
Payroll taxes	11,426
Rent	31,058
Insurance	7,078
Telephone and communication	11,905
Professional fees	10,371
Office expense	8,130
State and regulatory fees	23,973
Automobile	6,018
Depreciation	1,723
Other Exenses	13,378
Total expense	264,216
Income before income tax expense	14,048
Provision for income taxes	(3,128)
Net income	$ 10,920

The accompanying notes are an integral part of these financial statements.

QUEST SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended
March 31, 2016

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balances - March 31, 2015	$ 333	$ 4,667	$ 153,860	$ 158,860
Net income (loss)	-	-	10,920	10,920
Dividends paid	-	-	(10,000)	(10,000)
Balances - March 31, 2016	$ 333	$ 4,667	$ 154,780	$ 159,780

The accompanying notes are an integral part of these financial statements.

QUEST SECURITIES, INC.
Statement of Cash Flows
For the Year Ended
March 31, 2016

Cash flows from operating activities:	
Net income (loss)	$ 10,920
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation expense	1,723
Gain on securities earned	(1,043)
Changes in operating assets and liabilities:	
Increase in deposits with clearing broker	13,960
Increase in commissions and other receivables	(25,818)
Increase in refundable income taxes	(4,942)
Decrease in accounts payable and accrued liabilities	(4,399)
Increase in commissions payable	24,052
Decrease in income taxes payable	(5,780)
Net cash provided by operating activities	8,673
Cash flows from investing activities:	
Sale of investments	10,178
Net cash provided by investing activities	10,178
Cash flows from financing activities:	
Net withdrawals - dividends	(10,000)
Net cash used in financing activities	(10,000)
Net increase in cash	8,851
Cash at beginning of year	126,936
Cash at end of year	$ 135,787
Supplemental disclosure:	
Income taxes paid, including estimate payments	$ 13,850

The accompanying notes are an integral part of these financial statements.

QUEST SECURITIES, INC.
Notes to Financial Statements
March 31, 2016

1. General Information and Significant Accounting Policies

Description of Business

Quest Securities, Inc. (the Company), is owned 100% by the Robert and Delores Schoen Trust. The Company is registered as a broker and dealer in securities with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). It transacts trades in equity securities through other brokers on a "fully disclosed" basis and receives commissions therefrom. In addition, commissions are earned on sales of variable annuities, mutual funds, RIA fee income, and other interests.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual amounts could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains cash in one bank with FDIC insurance of up to $250,000. At March 31, 2016, the cash balance in the bank accounts totaled $128,440, which was less than the FDIC insurance limit of $250,000. An additional deposit was maintained with a clearing broker, which is insured by SIPC.

Income taxes

Deferred income tax assets and liabilities are provided for differences between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred tax balances are determined by using the tax rate expected to be in effect when the taxes will actually be paid or refunds received. Capital losses can be recovered for five years from the date of sale, but only to the extent of capital gains. There were also temporary differences for depreciation and state franchise taxes. Because of the magnitude of the cumulative unrealized losses, the calculated deferred tax asset of $36,000 has been fully offset by a valuation allowance.

2. Net Capital Requirement

As a registered broker and dealer in Securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.50 to 1 at March 31, 2016. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1.

2. Net Capital Requirement, Continued

At March 31, 2016, the Company had net capital as defined of $147,502, which exceeded the minimum requirement of $50,000. However, it should be noted that in order to diminish the clerical effort of interim reporting, the Company must maintain a minimum net capital of 120% of the minimum required capital, or $60,000.

3. Exemption from Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it places stock and bond transactions on a "fully disclosed" basis with clearing broker-dealers, since it carries no margin accounts, except through the clearing broker, and since it promptly transmits all customer funds, delivers all customer securities and does not otherwise hold funds or securities of customers.

4. Income Taxes

The following is the computation of income tax expense.

Income Tax Expense	California	Federal	Total
Income (loss) before income taxes	$ 14,048	$ 14,048	
Prior year California Franchise tax	-	(2,835)	
Depreciation – Financial Statement	1,723	1,723	
Tax return	-	(168)	
Non Deductible portion of meals	281	281	
Unrealized gain on firm investments	(1,043)	(1,043)	
Taxable income (loss)	$ 15,009	$ 12,006	
Income tax provision	$1,327	$ 1,801	$ 3,128

The Company had a capital loss carryforward of $157,397 as of March 31, 2016. Such losses can only be deducted from future capital gains during a carryforward period of five years from the realization date. Due to the uncertainty of realization of this capital loss carryforward, the entire deferred tax asset has been offset by a valuation allowance of $36,000.

The Company files income tax returns in the U.S. and California. The Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2012.

5. Firm Investments

There were no firm investments as of March 31, 2016.

Proceeds from sales of investments for the fiscal year ended March 31, 2016 were $10,178 and the net realized gain from these sales was $1,043.

6. Lease Commitment

The Company rents both of its facilities on a month to month basis; currently, rent expense is $3,556 per month.

7. Related Party Transactions

The Company's 100% shareholder receives a salary for administrative services and commissions for business generated.

8. Subsequent Events

Subsequent events have been evaluated through May 23rd, 2016, which is the date the financial statements were available to be issued.

QUEST SECURITIES, INC.
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
March 31, 2016

Stockholder's equity	$ 159,780
Assets not allowed for net capital purposes:	
Accounts receivable, not allowed	7,336
Refundable income taxes	4,942
Total unallowed assets	12,278
Subtotal	147,502
Less haircut on marketable securities:	
No Investments to haircut	
Net capital	$ 147,502
Minimum net capital required (6 2/3% of $74,222 aggregate indebtedness or the minimum of $50,000)	$ 50,000
Net capital in excess of requirement	$ 97,502
Ratio of aggregate indebtedness ($74,222) to net capital ($147,502)	0.50 to 1

	Aggregate Indebtedness	Net Capital	Ratio
Focus Report as filed	$ 73,919	$ 147,805	0.50 to 1
Audit adjustments:			
Additional liabilities	303	(303)	
Additional assets	-	-	
Adjusted amounts above	$ 74,222	$ 147,502	0.50 to 1

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Quest Securities, Inc.
Fair Oaks, California

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 17A-5, in which (1) Quest Securities, Inc. (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2) (ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended March 31, 2016 without exception. The Company management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
May 23, 2016

Quest
Securities
Inc.

8080 Madison Ave. #102A
Fair Oaks, CA 95628
(916) 863-7862
Fax (916) 863-7862

Quest Securities, Inc. Exemption Report

Quest Securities, Inc., (the "Company") is a registered broker-dealer subject to Rule 17a-S, promulgated by the Securities and Exchange Commission (17.C.F.R. §240.17a-S, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-S(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.1Sc3-3 under the following provisions of 17 (.F.R. §240.1Sc3-3(k)(2)(ii).

The Company met the identified exemption provisions in §240.1Sc3-3(k) throughout the most recent fiscal year ending March 31st, 2016, without exception.

I, Robert J. Schoen, swear or affirm, that to my best knowledge and belief, this Exemption Report is true and correct.

By: Robert J. Schoen

Title: President

Date: 5/23/16

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Shareholder of
Quest Securities, Inc.
Fair Oaks, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2016, which were agreed to by Quest Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating Quest Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. Quest Securities, Inc.'s management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the fiscal year ended March 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for that fiscal year, noting only immaterial differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
May 23, 2016

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 3/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

018273 FINRA MAR
QUEST SECURITIES INC
8080 MADISON AVE STE 102A
FAIR OAKS CA 95628-3736

COPY
mailed 5/13/2016

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 240

B. Less payment made with SIPC-6 filed (exclude interest) (134)
10/23/2015
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 106

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 106

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 106

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

QUEST SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

Heather A. Boe
(Authorized Signature)

Dated the 12th day of May, 20 16.

VP/CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 4/1/2015 and ending 3/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,104,824
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,974,726
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	1,043
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): MISC INCOME / FIXED INSURANCE / Rep Assessment Fee (Deductions in excess of $100,000 require documentation)	32,945
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	2,008,714
2d. SIPC Net Operating Revenues	$ 96,110
2e. General Assessment @ .0025	$ 240

(to page 1, line 2.A.)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC Mail Processing Section

MAY 31 2016

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2015 (MM/DD/YY) AND ENDING March 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quest Securities, Inc.

OFFICIAL USE ONLY
6828
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8080 Madison Avenue, #102A
(No. and Street)

Fair Oaks (City) California (State) 95628 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Schoen 916.863.7862
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Rd., #460 (Address) Walnut Creek, (City) California (State) 94598 (Zip Code)

SEC RECEIVED 2016 MAY 31 PM 4:13

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Schoen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quest Securites, Inc., as of March 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHARLES PATRICK FRACISCO
Commission # 2059205
Notary Public - California
Alameda County
My Comm. Expires Mar 26, 2018

Charles Patrick Fracisco Notary Public
Notary Public

Signature

Chief Operating Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

QUEST SECURITIES, INC.

FINANCIAL STATEMENTS AND SCHEDULE

MARCH 31, 2016

professional. personalized. service.

<u>TABLE OF CONTENTS</u>

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Quest Securities, Inc.
Fair Oaks, California

We have audited the accompanying statement of financial condition of Quest Securities, Inc. as of March 31, 2016, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Quest Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quest Securities, Inc. as of March 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of March 31, 2016 and reconciliation to Focus Report (Schedule I) as filed has been subjected to audit procedures performed in conjunction with the audit of Quest Securities Inc.'s financial statements. The supplemental information is the responsibility of Quest Securities Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
May 23, 2016

QUEST SECURITIES, INC.
Statement of Financial Condition
March 31, 2016

ASSETS

Cash and equivalents	$	135,787
Deposits with clearing broker		12,360
Total cash and equivalents		148,147
Commissions receivable		80,913
Refundable Income Tax		4,942
Deferred tax asset, net of valuation allowance of $36,000		-
Furniture and equipment, net of accumulated depreciation of $66,228		-
Total assets	$	234,002

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	1,958
Commissions payable		72,264
Income taxes payable		-
Total liabilities		74,222
Stockholder's equity:		
Common stock, no par value, authorized 25,000 shares; 333 shares issued and outstanding		333
Paid-in capital		4,667
Retained earnings		154,780
Total stockholder's equity		159,780
Total liabilities and stockholder's equity	$	234,002

The accompanying notes are an integral part of these financial statements.

QUEST SECURITIES, INC.
Statement of Operations
For the Year Ended
March 31, 2016

Revenue	
Fees and commissions earned	$ 2,085,764
Investment income (loss)	1,043
Other income	18,017
Total revenues	2,104,824
Commission and brokerage expense	(1,826,560)
Gross profit	278,264
Expenses	
Salaries	139,156
Payroll taxes	11,426
Rent	31,058
Insurance	7,078
Telephone and communication	11,905
Professional fees	10,371
Office expense	8,130
State and regulatory fees	23,973
Automobile	6,018
Depreciation	1,723
Other Exenses	13,378
Total expense	264,216
Income before income tax expense	14,048
Provision for income taxes	(3,128)
Net income	$ 10,920

The accompanying notes are an integral part of these financial statements.

QUEST SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended
March 31, 2016

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balances - March 31, 2015	$ 333	$ 4,667	$ 153,860	$ 158,860
Net income (loss)	-	-	10,920	10,920
Dividends paid	-	-	(10,000)	(10,000)
Balances - March 31, 2016	$ 333	$ 4,667	$ 154,780	$ 159,780

The accompanying notes are an integral part of these financial statements.

QUEST SECURITIES, INC.
Statement of Cash Flows
For the Year Ended
March 31, 2016

Cash flows from operating activities:	
Net income (loss)	$ 10,920
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation expense	1,723
Gain on securities earned	(1,043)
Changes in operating assets and liabilities:	
Increase in deposits with clearing broker	13,960
Increase in commissions and other receivables	(25,818)
Increase in refundable income taxes	(4,942)
Decrease in accounts payable and accrued liabilities	(4,399)
Increase in commissions payable	24,052
Decrease in income taxes payable	(5,780)
Net cash provided by operating activities	8,673
Cash flows from investing activities:	
Sale of investments	10,178
Net cash provided by investing activities	10,178
Cash flows from financing activities:	
Net withdrawals - dividends	(10,000)
Net cash used in financing activities	(10,000)
Net increase in cash	8,851
Cash at beginning of year	126,936
Cash at end of year	$ 135,787
Supplemental disclosure:	
Income taxes paid, including estimate payments	$ 13,850

The accompanying notes are an integral part of these financial statements.

QUEST SECURITIES, INC.
Notes to Financial Statements
March 31, 2016

1. General Information and Significant Accounting Policies

Description of Business

Quest Securities, Inc. (the Company), is owned 100% by the Robert and Delores Schoen Trust. The Company is registered as a broker and dealer in securities with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). It transacts trades in equity securities through other brokers on a "fully disclosed" basis and receives commissions therefrom. In addition, commissions are earned on sales of variable annuities, mutual funds, RIA fee income, and other interests.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual amounts could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains cash in one bank with FDIC insurance of up to $250,000. At March 31, 2016, the cash balance in the bank accounts totaled $128,440, which was less than the FDIC insurance limit of $250,000. An additional deposit was maintained with a clearing broker, which is insured by SIPC.

Income taxes

Deferred income tax assets and liabilities are provided for differences between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred tax balances are determined by using the tax rate expected to be in effect when the taxes will actually be paid or refunds received. Capital losses can be recovered for five years from the date of sale, but only to the extent of capital gains. There were also temporary differences for depreciation and state franchise taxes. Because of the magnitude of the cumulative unrealized losses, the calculated deferred tax asset of $36,000 has been fully offset by a valuation allowance.

2. Net Capital Requirement

As a registered broker and dealer in Securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.50 to 1 at March 31, 2016. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1.

2. Net Capital Requirement, Continued

At March 31, 2016, the Company had net capital as defined of $147,502, which exceeded the minimum requirement of $50,000. However, it should be noted that in order to diminish the clerical effort of interim reporting, the Company must maintain a minimum net capital of 120% of the minimum required capital, or $60,000.

3. Exemption from Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it places stock and bond transactions on a "fully disclosed" basis with clearing broker-dealers, since it carries no margin accounts, except through the clearing broker, and since it promptly transmits all customer funds, delivers all customer securities and does not otherwise hold funds or securities of customers.

4. Income Taxes

The following is the computation of income tax expense.

Income Tax Expense	California	Federal	Total
Income (loss) before income taxes	$ 14,048	$ 14,048	
Prior year California Franchise tax	-	(2,835)	
Depreciation – Financial Statement	1,723	1,723	
Tax return	-	(168)	
Non Deductible portion of meals	281	281	
Unrealized gain on firm investments	(1,043)	(1,043)	
Taxable income (loss)	$ 15,009	$ 12,006	
Income tax provision	$1,327	$ 1,801	$ 3,128

The Company had a capital loss carryforward of $157,397 as of March 31, 2016. Such losses can only be deducted from future capital gains during a carryforward period of five years from the realization date. Due to the uncertainty of realization of this capital loss carryforward, the entire deferred tax asset has been offset by a valuation allowance of $36,000.

The Company files income tax returns in the U.S. and California. The Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2012.

5. Firm Investments

There were no firm investments as of March 31, 2016.

Proceeds from sales of investments for the fiscal year ended March 31, 2016 were $10,178 and the net realized gain from these sales was $1,043.

6. Lease Commitment

The Company rents both of its facilities on a month to month basis; currently, rent expense is $3,556 per month.

7. Related Party Transactions

The Company's 100% shareholder receives a salary for administrative services and commissions for business generated.

8. Subsequent Events

Subsequent events have been evaluated through May 23rd, 2016, which is the date the financial statements were available to be issued.

QUEST SECURITIES, INC.
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
March 31, 2016

Stockholder's equity	$ 159,780
Assets not allowed for net capital purposes:	
Accounts receivable, not allowed	7,336
Refundable income taxes	4,942
Total unallowed assets	12,278
Subtotal	147,502
Less haircut on marketable securities:	
No Investments to haircut	
Net capital	$ 147,502
Minimum net capital required (6 2/3% of $74,222 aggregate indebtedness or the minimum of $50,000)	$ 50,000
Net capital in excess of requirement	$ 97,502
Ratio of aggregate indebtedness ($74,222) to net capital ($147,502)	0.50 to 1

	Aggregate Indebtedness	Net Capital	Ratio
Focus Report as filed	$ 73,919	$ 147,805	0.50 to 1
Audit adjustments:			
Additional liabilities	303	(303)	
Additional assets	-	-	
Adjusted amounts above	$ 74,222	$ 147,502	0.50 to 1

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Quest Securities, Inc.
Fair Oaks, California

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 17A-5, in which (1) Quest Securities, Inc. (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2) (ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended March 31, 2016 without exception. The Company management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
May 23, 2016

Quest Securities Inc.

8080 Madison Ave. #102A
Fair Oaks, CA 95628
(916) 863-7862
Fax (916) 863-7862

Quest Securities, Inc. Exemption Report

Quest Securities, Inc., (the "Company") is a registered broker-dealer subject to Rule 17a-5, promulgated by the Securities and Exchange Commission (17.C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

The Company met the identified exemption provisions in §240.15c3-3(k) throughout the most recent fiscal year ending March 31st, 2016, without exception.

I, Robert J. Schoen, swear or affirm, that to my best knowledge and belief, this Exemption Report is true and correct.

By: Robert J. Schoen

Title: President

Date: 5/23/16

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Shareholder of
Quest Securities, Inc.
Fair Oaks, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2016, which were agreed to by Quest Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating Quest Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. Quest Securities, Inc.'s management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the fiscal year ended March 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for that fiscal year, noting only immaterial differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
May 23, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 3/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

018273 FINRA MAR
QUEST SECURITIES INC
8080 MADISON AVE STE 102A
FAIR OAKS CA 95628-3736

cc COPY
mailed 5/13/2016
HB

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 240

B. Less payment made with SIPC-6 filed (exclude interest) (134)
10/23/2015
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 106

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 106

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 106

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

QUEST SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

Heather A. Boe
(Authorized Signature)

Dated the 12th day of May, 20 16.

VP/CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 4/1/2015 and ending 3/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030)	$ 2,104,824
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,974,726
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	1,043
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): MISC INCOME / FIXED INSURANCE / Rep Assessment Fee (Deductions in excess of $100,000 require documentation)	32,945
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ ______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	
Total deductions	2,008,714
2d. SIPC Net Operating Revenues	$ 96,110
2e. General Assessment @ .0025	$ 240 (to page 1, line 2.A.)